SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
16 December, 2011

BP Announces Settlement with Cameron International Corporation of Claims Related to the Deepwater Horizon Accident

BP today announced that it has reached agreement with Cameron International Corporation ("Cameron"), the designer and manufacturer of the Deepwater Horizon blowout preventer, to settle all claims between the companies related to the Deepwater Horizon accident and spill. BP and Cameron have concluded that the settlement is in their mutual best interests, and the agreement is not an admission of liability by either party.

Under the settlement agreement, Cameron will pay BP $250 million. BP will immediately apply the payment to the $20 billion trust it established to meet individual, business and government claims, as well as the cost of the natural resource damages.

BP and Cameron have agreed to mutual releases of potential claims against each other, and BP has agreed to indemnify Cameron for compensatory claims resulting from the accident, including claims brought relating to pollution damage stemming from the accident or any damage to natural resources. BP's indemnity excludes civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims. BP and Cameron will discontinue claims against each other in the Multi-District Litigation pending in New Orleans.

"Today's settlement allows BP and Cameron to put our legal issues behind us and move forward to improve drilling in the safety industry," said Bob Dudley, BP group chief executive. "Cameron is the fourth company to settle with BP and contribute to economic and environmental restoration efforts in the Gulf. Unfortunately, other companies persist in refusing to accept responsibility for their roles in the accident and for contributing to restoration efforts."

BP and Cameron each acknowledge that the Deepwater Horizon accident resulted from complex and interlinked causes involving multiple parties. They agree that the entire industry can and should learn from the accident in order to improve safety in the drilling industry by developing, among other things, standard specifications for blowout preventers and other drill through equipment. BP and Cameron have committed to working together to improve processes and procedures, managerial systems, specifications and safety and best practices in offshore drilling operations. Both BP and Cameron will encourage other companies in the drilling industry to join them in this improvement and reform effort.

Today's announcement follows settlements by BP with MOEX and Anadarko, BP's partners in the Macondo well, and Weatherford, the maker of the float collar used at the well. From the outset, BP has committed to paying all legitimate claims and fulfilling its obligations to the Gulf communities under the Oil Pollution Act. To date, BP has paid out approximately $7.5 billion to individuals, businesses, and government entities.

Notes to editors:

•           This settlement agreement will result in the discontinuance of any legal proceedings between BPXP and Cameron, including in Multi-District Litigation 2179 in New Orleans, Louisiana.
•           Cameron shall pay the agreed settlement in cash within 30 days of the effective date of the settlement, which is December 14, 2011.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
BP press office, Houston: +1 (281) 366-4463, uspress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 December 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary